Exhibit 99.1

Fortuna reports 2019 full year production of 12.4 million silver equivalent ounces

Vancouver, January 16, 2020-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce fourth quarter and full year 2019 production figures from its two underground operating mines, the San Jose Mine in Mexico and the Caylloma Mine in Peru. For the full year 2019, the Company produced 8.8 million ounces of silver and 50.5 thousand ounces of gold or 12.4 million silver equivalent1 ounces.

2019 Consolidated Production Highlights

▪	Silver and gold production was in-line with 2019 guidance of 8.2 to 9.0 Moz Ag and 49 to 54 koz Au2

▪	Silver production of 8,809,767 ounces; 1 percent decrease over 2018
▪	Gold production of 50,525 ounces; 7 percent decrease over 2018
▪	Zinc production of 45,600,414 pounds; 0.3 percent increase over 2018
▪	Lead production of 28,746,074 pounds; 2 percent increase over 2018
▪	Cash cost[3] for San Jose is US$69.60/t, within 2019 annual cost guidance of between US$63.5 to US$70.1/t
▪	Cash cost[3] for Caylloma is US$86.13/t, within 2019 annual cost guidance of between US$80.0 to US$88.4/t

2019 Consolidated Operating Results

	Q4 2019			2019
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	133,271	273,066		531,307	1,068,722
Average tpd milled	1,481	3,034		1,488	3,028
Silver
Grade (g/t)	71	249		66	252
Recovery (%)[4]	82.33	91.45		83.15	90.92
Production (oz)	249,284	2,002,633	2,251,917	941,289	7,868,478	8,809,767

Notes:

1.	Silver equivalent production does not include lead or zinc, and is calculated using silver to gold ratio of 72 to 1
2.	Refer to Fortuna news release dated January 17, 2019
3.	Preliminary estimates of cash operating costs per tonne are subject to modification on final cost consolidation
4.	Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate
5.	Totals may not add due to rounding

	Q4 2019			2019
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.19	1.50		0.23	1.57
Recovery (%)	35.84	91.11		42.35	90.50
Production (oz)	286	11,993	12,279	1,645	48,880	50,525
Lead
Grade (%)	2.84			2.72
Recovery (%)	89.25			90.39
Production (lbs)	7,440,601		7,440,601	28,746,074		28,746,074
Zinc
Grade (%)	4.48			4.36
Recovery (%)	88.24			89.38
Production (lbs)	11,613,952		11,613,952	45,600,414		45,600,414

Note: Totals may not add due to rounding

San Jose Mine, Mexico

In the fourth quarter of 2019, the San Jose Mine produced 2,002,633 ounces of silver and 11,993 ounces of gold, 7 percent above and 3 percent below quarterly budget respectively. Average head grades for silver and gold were 249 g/t and 1.5 g/t, 7 percent above and 3 percent below quarterly budget respectively.

Silver and gold production for 2019 totaled 7,868,478 ounces and 48,880 ounces respectively; being within the mine’s annual guidance range for silver and slightly below the lower end for gold. Average head grades for silver and gold were 252 g/t and 1.57 g/t, 2 percent above and 5 percent below the mine’s annual guidance of 247 g/t Ag and 1.66 g/t Au (refer to Fortuna news release dated January 17, 2019).

Caylloma Mine, Peru

In the fourth quarter of 2019, the Caylloma Mine produced 249,284 ounces of silver, 7 percent above quarterly budget. Average head grade for silver was 71 g/t, 11 percent above quarterly budget.

Silver production for 2019 totaled 941,289 ounces; in-line with the mine’s annual guidance. Average head grade for silver was 66 g/t, 3 percent above the mine’s annual guidance of 64 g/t Ag (refer to Fortuna news release dated January 17, 2019).

In the fourth quarter of 2019, lead and zinc production was 7,440,601 pounds and 11,613,952 pounds respectively, 13 percent and 10 percent above quarterly budget respectively. Average head grades for lead and zinc were 2.84% and 4.48%, 16 percent and 14 percent above budget respectively.

Base metal production for 2019 totaled 28,746,074 pounds of lead and 45,600,414 pounds of zinc; in-line with and slightly above the mine’s annual guidance, respectively. Average head grades for lead and zinc were 2.72% and 4.36%, 8 percent and 13 percent above annual guidance of 2.53% Pb and 3.87% Zn (refer to Fortuna news release dated January 17, 2019).

Qualified Person

Eric Chapman, Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328). Mr. Chapman is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by the Company. Mr. Chapman has approved the scientific and technical information contained in this news release.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; future operating performance such as the Company´s production forecasts and plan; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production estimates; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as all in sustaining cash cost; cash cost per tonne of processed ore. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.